MR INVESTMENT LIMITED
                    c/o Carlyle Asia Investment Advisors Ltd.
                           Suite 2801, 2 Pacific Place
                                  88 Queens way
                                    Hong Kong


                                                               April 17,2007

Board of Directors
Advanced Semiconductor Engineering, Inc.
Room 1901, TWTC International Trade Bldg
No. 333, Keelung Road Sec. 1
Taipei, Taiwan

 Gentlemen:

         Per our initial letter of November 24, 2006 to the Board of Directors (the "BOARD") of Advanced Semiconductor Engineering, Inc. (the "COMPANY"), a consortium of investors (the "CONSORTIUM") led by The Carlyle Group indicated an interest to acquire all of the outstanding common shares of the Company at a cash purchase price of NT$39.00 per share (the "TRANSACTION"). Since then, representatives of the Consortium have had a number of meetings and discussions with the Evaluation Committee (the "COMMITTEE") formed by the Board, as well as independent financial and legal advisors to the Committee, to review the potential Transaction. However, we have not been able to reach agreement with ihe Committee on the offer price, and have recently been informed that the Committee would not he in a position to support the Transaction at the proposed offer price. The Consortium therefore regrettably informs you that it has determined not to pursue the Transaction and hereby withdraws its indication of interest.

         Should you have any questions, please feel free to contact the undersigned at +852 2878 7000.


                                       Sincerely,

                                       MR Investment Limited

                                       By: /s/ Gregory M. Zeluck
                                           -----------------------
                                           Name: Gregory M. Zeluck
                                           Title: Director